Exhibit 12.01 Computation of Ratio of Earnings to Fixed Charges
Earnings to Fixed Charges

	Years ended December 31,
(Dollars in thousands)	2006	2005	2004	2003	2002
Earnings:
Income before assessments	$388,525	$312,467	$221,543	$62,360	$318,623
Fixed Charges	3,934,129	2,726,073	1,658,480	1,761,932	2,210,153

Total Earnings	$4,322,654	$3,038,540	$1,880,023	$1,824,292	$2,528,776

Fixed Charges:
Interest Expense	$3,934,129	$2,726,073	$1,658,480	$1,761,932	$2,210,153
Estimated interest component of other expenses	1,000	1,000	1,000	1,000	1,000

Total Fixed Charges	$3,935,129	$2,727,073	$1,659,480	$1,762,932	$2,211,153

Ratio of Earnings to Fixed Charges	1.10	1.11	1.13	1.03	1.14